UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Hongli Group Inc. (the “Company”) on Form F-3 (File No. 333-284050).

Change of Directors

To fill the vacancies created by Mr. Xu’s and Mr. Zhang’s resignations, as previously reported on Form 6-K on July 23, 2025, the Board approved the appointment of Mr. Chuang Chen and Mr. Junwei Shao to serve as directors of the Company, with effective on July 25, 2025. Mr. Chen and Mr. Shao will also serve on each of the Company’s (i) audit committee (ii) compensation committee and (iii) nominating and corporate governance committee. Mr. Chen shall serve as the chair of the audit committee.

Mr. Chuang Chen is a certified public accountant and he is 52 years of age. Mr. Chen has been a partner at Zhongxinghua Accounting Firm since November 2011. Prior to Zhongxinghua, he was a department manager at Zhongxingcai Guanghua Accounting firm from November 2018 to October 2021. From November 2017 to November 2018, Mr. Chen was a non-equity partner at Ruihua Certified Public Accountants. Mr. Chen earned his bachelor's degree in accounting from Handan Agricultural College in 1996 and became a certified public accountant in China in 2004. He has extensive experience in initial public offerings and has advised a number of companies going public in China and the United States, including Huan China Sun Pharmaceutical Machinery Co. Ltd. and Sichuan Goldstone Orient New Material Equipment Inc.’s listings on the Shenzhen Stock Exchange. Mr. Chen is a financial expert in auditing, accounting, and setting up internal control systems. Since November 2023, he has held the position of an independent director and the Chair of the Audit Committee at QQJ Inc.

Mr. Junwei Shao, 47 years of age, has served as the president of Shanghai Lejia Information Co., Ltd. Since April 2015. Prior to that, Mr. Shao acted as the president for Shanghai Yunhe Information Technology Co., Ltd., providing digital cloud services for hotels in China. Mr. Shao earned his bachelor’s degree in applied computer science from Shanghai University in 2001.

There are no arrangements or understandings pursuant to which Mr. Chuang Chen was selected as a director of the Company and there are no familial relationships between Mr. Chen and the other directors or executive officers of the Company. Since the beginning of the Company’s last fiscal year, the Company and Mr. Chen have not participated in any transactions, and there are currently no proposed transactions in which the Company or Mr. Chen, or any person which as a result of Mr. Chen would be a related person for the purposes of Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, had or will have a direct or material interest.

There are no arrangements or understandings pursuant to which Mr. Junwei Shao was selected as a director of the Company and there are no familial relationships between Mr. Shao and the other directors or executive officers of the Company. Since the beginning of the Company’s last fiscal year, the Company and Mr. Shao have not participated in any transactions, and there are currently no proposed transactions in which the Company or Mr. Shao, or any person which as a result of Mr. Shao would be a related person for the purposes of Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, had or will have a direct or material interest.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: July 29, 2025	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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